Laboratory Corporation of America-Registered Trademark-Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171


FOR IMMEDIATE RELEASE

Contact:  336-436-4855                Shareholder Direct: 800-LAB-0401
          Pamela Sherry                                   www.labcorp.com


   LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- REPORTS
             STRONG FOURTH QUARTER AND FULL YEAR RESULTS

 BOARD APPROVES SHAREHOLDER VOTE ON ONE-FOR-TEN REVERSE STOCK SPLIT

BURLINGTON, NC, FEBRUARY 15, 2000 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE:LH) today announced results for the quarter and twelve months ended
December 31, 1999.

FOURTH QUARTER RESULTS
----------------------
Net sales for the fourth quarter were $422.7 million, compared to net sales of $407.8 million in the fourth quarter of 1998. The revenue increase of 3.7 percent is attributable to a 2.7 percent increase in price and a 1.0 percent increase in volume. Operating income was $33.1 million and net income was $14.2 million, compared to operating income of $26.6 million and net income of $35.3 million in the fourth quarter of 1998. After deducting preferred stock dividends, the basic and diluted earnings per common share were $0.01 in the fourth quarter of 1999. A $27.5 million increase in net income resulting from a reduction in deferred tax asset valuation allowance during the fourth quarter of 1998 had the effect of increasing basic earnings per share by approximately $0.22 for the 1998 fourth quarter. After this reduction in income tax expense, 1998 fourth quarter basic and diluted earnings per common share were $0.20 and $0.11, respectively.

Earnings before interest, taxes, depreciation, and amortization (EBITDA), were $54.5 million for the fourth quarter of 1999, or 12.9 percent of net sales, versus $47.7 million, or 11.7 percent of net sales, for the comparable period in 1998. Days sales outstanding
(DSO) for the quarter improved to 74 days from 76 days at the end of
the third quarter of 1999.   Operating cash flow for the quarter was
$51.7 million, compared to $35.2 million in the fourth quarter of 1998. At the end of the quarter the balance owed on LabCorp's term loan was $573.4 million and its $450 million revolving line of credit remained at zero.

FULL YEAR RESULTS
-----------------
Net sales for the year ended December 31, 1999, were $1,698.7 million, versus net sales of $1,612.6 million for 1998. The revenue increase of 5.3 percent is attributable to a 3.1 percent increase in price and a 2.2 percent increase in volume. Operating income for the year was $149.7 million and net income was $65.4 million, compared to operating income of $127.6 million and net income of $68.8 million for 1998. After deducting preferred stock dividends, the basic and diluted earnings per common share were $0.12 in 1999. A $27.5 million increase in net income resulting from a reduction in deferred tax asset valuation allowance during the fourth quarter of 1998 had the effect of increasing basic earnings per share in 1998 by approximately $0.22 for the year. After the reduction in income tax expense in the fourth quarter of 1998, basic and diluted earnings per common share were $0.20 in 1998.

EBITDA for 1999 was $233.4 million, or 13.7 percent of net sales, versus $210.4 million, or 13.0 percent of net sales, in 1998. Operating cash flow was $180.6 million in 1999, compared to $125.1 million in 1998. DSO for the year improved to 74 days from 83 days at the end of 1998.

"I am very pleased with our 1999 performance," said Thomas P. Mac
Mahon, president and chief executive officer.   "We maintained our
trend of profitable growth, with increases in both price and volume, while expanding our leadership position in the use of cutting-edge testing technologies. We continue to control costs, streamline operations, improve cash collections, and maintain our focus on those business segments offering the greatest long-term benefit to the company and our shareholders."

BOARD APPROVES ONE-FOR-TEN REVERSE STOCK SPLIT
----------------------------------------------

The Board of Directors announced that it has approved, subject to shareholder approval, a one-for-ten reverse stock split. If approved by shareholders, common shareholders will receive one new share for every ten that they own. The Company will seek approval for the reverse stock split at its annual meeting, which is expected to be held in early May.

If approved by shareholders, the plan would reduce the total number of outstanding common shares to approximately 12.9 million from approximately 129 million. The reverse stock split is intended to provide greater liquidity in the market for the Company's stock.

BOARD DECLARES PREFERRED STOCK DIVIDEND
---------------------------------------
LabCorp also announced today that its Board of Directors has declared a dividend of $1.0625 per share on the Company's 8 1/2 percent Series A Convertible Exchangeable Preferred Stock (Series A Preferred Stock), payable in cash. The Board has also declared a dividend of $1.0625 per share on the Company's 8 1/2 percent Series B Convertible Pay-in-Kind Preferred Stock (Series B Preferred Stock), payable in shares of Series B Preferred Stock at the rate of 0.02125 shares per share of Series B Preferred Stock held. No fractional shares of Series B Preferred Stock will be issued, so that the number of shares to be paid as a dividend on the Series B Preferred Stock will be rounded to the nearest whole number of shares. The dividends will be payable on March 31, 2000, for each issued and outstanding share of Series A and B Preferred Stock to stockholders of record on March 17, 2000, and will cover the dividend period from January 1, 2000, to March 31, 2000, at an equivalent annualized rate of $4.25 per share.

A live broadcast of LabCorp's quarterly conference call will be available online at www.labcorp.com or at www.streetfusion.com, on February 15, 2000, beginning at 10:00 a.m. Eastern Standard Time, with an online rebroadcast continuing through April 15, 2000.

The Company noted that each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1998, and will be included in the Company's Form 10-K for the year ended December 31, 1999.

Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.7 billion in 1999. With 18,000 employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. LabCorp leverages its expertise in innovative clinical testing technology with three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. Its Center for Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of specialty testing in the network. LabCorp's clients include physicians, state and federal government, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.
                           - End of Text -

                         - Table to Follow -

             LABORATORY CORPORATION OF AMERICA HOLDINGS
                  SUMMARIZED FINANCIAL INFORMATION
            (Dollars in millions, except per share data)


                                        (Unaudited)
                                     Three Months Ended         Year Ended
                                        December 31,            December 31,
                                     ------------------     ------------------
                                       1999      1998        1999      1998

STATEMENT OF OPERATIONS DATA:
Net sales                            $ 422.7   $ 407.8     $1,698.7   $1,612.6
Cost of sales                          272.7     265.4      1,069.6    1,049.2
Selling, general and administrative    109.1     107.8        448.3      405.0
Amortization of intangibles
and other assets                         7.8       8.0         31.1       30.8
                                     -------    ------      -------    -------
Operating income                        33.1      26.6        149.7      127.6
                                     -------    ------      -------    -------
Earnings before income taxes            22.9      14.9        105.5       81.5

Provision for income taxes (1)           8.7     (20.4)        40.1       12.7
                                     -------    ------      -------    -------
Net earnings                            14.2      35.3         65.4       68.8

Less preferred stock dividends
and accretion of mandatorily
redeemable preferred stock              13.4      10.4         50.4       44.4
                                     -------    ------      -------    -------
Net income attributable to common
  shareholders                      $    0.8   $  24.9     $   15.0   $   24.4
                                     =======    ======      =======    =======
Basic earnings per share            $    0.01  $   0.20    $    0.12  $    0.20
Diluted earnings per share          $    0.01  $   0.11    $    0.12  $    0.20

Weighted average shares for basic      127.2     125.3        126.7      124.8
Weighted average shares for diluted    131.3     318.7        128.8      124.8




(1) Based on improved current and projected operating results, the Company reduced its deferred tax asset valuation allowance by approximately $27.5 million during the fourth quarter of 1998. This was reflected as a reduction in the provision for income taxes and had the effect of increasing earnings per share by approximately
    $0.22 for both the fourth quarter and the year ended December 31, 1998.

                                      Year Ended         Year Ended
                                      December 31,       December 31,
                                      ------------       ------------
                                          1999               1998
                                      ------------       ------------
BALANCE SHEET DATA:
Cash and cash equivalents             $    40.3          $    22.7
Accounts receivable, net                  348.0              375.4
Property, plant & equipment               273.2              259.1
Intangible assets, net                    804.0              836.2
Other assets                              124.7              147.5
                                      ---------          ---------
                                      $ 1,590.2          $ 1,640.9
                                      =========          =========

Total bank debt                       $   573.4          $   643.8
Other liabilities                         282.6              315.9
Redeemable preferred stock                558.7              526.8
Shareholders' equity                      175.5              154.4
                                      ---------          ---------
                                      $ 1,590.2          $ 1,640.9
                                      =========          =========
